UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SECURITIES EXCHANGE ACT OF 1934
Release No. 63074/October 12, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-14046

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ELECTRIC MAIL CO., INC.	:	REVOKING BY DEFAULT
(n/k/a LERO GOLD CORP.),	:	REGISTRATIONS OF
ELECTRONIC PUBLISHING	:	ELECTRONIC PUBLISHING
TECHNOLOGY CORP.,	:	TECHNOLOGY CORP.,
ELKHORN GOLD MINING CORP.,	:	ELKHORN GOLD MINING CORP.,
EMEMBERDIRECT, INC.,	:	EMEMBERDIRECT, INC.,
EMERALD HOMES, LTD.,	:	EMERALD HOMES, LTD.,
ENCORE WIRELESS, INC., and	:	ENCORE WIRELESS, INC., and
ENTREPORT CORP.	:	ENTREPORT CORP.

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SUMMARY

      This Order revokes the registrations of the registered securities of Electronic Publishing Technology Corporation, Elkhorn Gold Mining Corp., Ememberdirect, Inc., Emerald Homes, L.P, Encore Wireless, Inc., and EntrePort Corporation (collectively, Respondents).[1] The revocations are based on Respondents' repeated failure to file required periodic reports with the Securities and Exchange Commission (Commission).

I. BACKGROUND

      The Commission initiated this proceeding on September 14, 2010, with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that each Respondent is a corporation with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act and that each has repeatedly failed to file with the Commission annual and quarterly reports in compliance with the Exchange Act. Each was served with the OIP in accordance with 17 C.F.R. § 201.141(a)(2)(ii), (iv) by September 24,

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[1] The Electric Mail Company, Inc. (n/k/a Lero Gold Corp.) remains in the proceeding. It has submitted to the Division of Enforcement a signed offer of settlement consenting to a revocation of its securities registration.

2010.[2] To date, none has filed an Answer to the OIP, due ten days after service. See OIP at 4; 17 C.F.R. § 201.220(b). Thus, Respondents have failed to answer or otherwise to defend the proceeding within the meaning of 17 C.F.R. § 201.155(a)(2). Accordingly, Respondents are in default, and the undersigned finds that the allegations in the OIP are true as to them. See OIP at 4; 17 C.F.R. §§ 201.155(a), .220(f). Official notice has been taken of the Commission's public official records concerning Respondents, pursuant to 17 C.F.R. § 201.323.

II. FINDINGS OF FACT

Electronic Publishing Technology Corporation (CIK No. 277471) is a Colorado corporation located in Torrance, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1994, which reported a net loss of $64,905 for the prior nine months.

Elkhorn Gold Mining Corp. (CIK No. 1070249) is a British Columbia corporation located in Vancouver, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed an amended Form 20-F registration statement on November 4, 1999, which reported a net loss of over $2.8 million (Canadian) for the year ended July 31, 1998.

Ememberdirect, Inc. (CIK No. 318523), is a void Delaware corporation located in San Francisco, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB[3] for the period ended July 31, 2000, which reported a net loss of $1,768,000 for the prior three months.

Emerald Homes, L.P. (CIK No. 806627), is a cancelled Delaware corporation located in Coarsegold, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1993.

Encore Wireless, Inc. (CIK No. 1093568), is a permanently revoked Nevada corporation located in Westlake Village, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $800,389 for the prior three months. As of

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[2] Each Respondent was served with the OIP by USPS Express Mail delivery or attempted delivery at "the most recent address shown on [its] most recent filing with the Commission." 17 C.F.R. § 201.141(a)(2)(ii).

[3] Forms 10-KSB and 10-QSB could be filed, in lieu of Forms 10-K and 10-Q, by a "small business issuer," pursuant to 17 C.F.R. §§ 228.10-.703 (Regulation S-B). These "SB" forms are no longer in use. See Smaller Reporting Company Regulatory Relief and Simplification, 73 Fed. Reg. 934 (Jan. 4, 2008) (eliminating Regulation S-B and phasing out the forms associated with it, while adopting a different reporting regime for "smaller reporting companies").

September 8, 2010, the company's stock (symbol "ENCW") was traded on the over-the-counter markets.

EntrePort Corporation (CIK No. 1092494) is a dissolved Florida corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2002, which reported a net loss of $160,195 for the prior three months. As of September 8, 2010, the company's stock (symbol "EPCN") was traded on the over-the-counter markets.

III. CONCLUSIONS OF LAW

By failing to file required annual and quarterly reports, Respondents violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16.

IV. SANCTION

Revocation of the registrations of the registered securities of Respondents will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act. Revocation will help ensure that the corporate shell is not later put to an illicit use involving publicly traded securities manipulated to the detriment of market participants. Further, revocation accords with Commission sanction considerations set forth in Gateway Int'l Holdings, Inc., 88 SEC Docket 430, 438-39 (May 31, 2006) (citing Steadman v. SEC, 603 F.2d 1126, 1139-40 (5th Cir. 1979)), and with the sanctions imposed in similar cases in which corporations violated Exchange Act Section 13(a) by failing to file required annual and quarterly reports. See Eagletech Commc'ns, Inc., 88 SEC Docket 1225 (July 5, 2006); Neurotech Dev. Corp., 84 SEC Docket 3938 (A.L.J. Mar. 1, 2005); Hamilton Bancorp, Inc., 79 SEC Docket 2680 (A.L.J. Feb. 24, 2003); WSF Corp., 77 SEC Docket 1831 (A.L.J. May 8, 2002). Respondents' violations were recurrent, egregious, and deprived the investing public of current and accurate financial information on which to make informed decisions.

Failure to file periodic reports violates a crucial provision of the Exchange Act. The purpose of the periodic reporting requirements is to publicly disclose current, accurate financial information about an issuer so that investors may make informed decisions:

> The reporting requirements of the Securities Exchange Act of 1934 is the primary tool which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities. Congress has extended the reporting requirements even to companies which are "relatively unknown and insubstantial."

SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st Cir. 1977) (quoting legislative history); accord e-Smart Techs., Inc., 57 S.E.C. 964, 968-69 (2004). The Commission has warned that "many publicly traded companies that fail to file on a timely basis are 'shell companies' and, as such, attractive vehicles for fraudulent stock manipulation schemes." e-Smart Techs., Inc., 57 S.E.C. at 968-69 n.14.

V. ORDER

IT IS ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j):

the REGISTRATION of the registered securities of Electronic Publishing Technology Corporation is REVOKED;

the REGISTRATION of the registered securities of Elkhorn Gold Mining Corp. is REVOKED;

the REGISTRATION of the registered securities of Ememberdirect, Inc., is REVOKED;

the REGISTRATION of the registered securities of Emerald Homes, L.P., is REVOKED;

the REGISTRATION of the registered securities of Encore Wireless, Inc., is REVOKED; and

the REGISTRATION of the registered securities of EntrePort Corporation is REVOKED.

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Carol Fox Foelak
Administrative Law Judge